March 19, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman

Re:	Diebold, Inc. Preliminary Proxy Statement on Schedule 14A File No. 001-04879 Filed February 28, 2007
Ladies and Gentlemen:
      Diebold, Incorporated (the “Company”) is submitting this letter in response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 15, 2007 (the “Comment Letter”), with respect to its Preliminary Proxy Statement on Schedule 14A.
      Below are the Company’s responses to the comments raised by the Staff in the Comment Letter. For the convenience of the staff, we have repeated each of the Staff’s comments before the response.
Schedule 14A
Proposal Three: Approval of Amendments to the Amended Code of Regulations
1.	Please expand your disclosure to include a discussion of the reasons for undertaking the modernization initiatives described under subparagraph (a) beginning on page 11 at this time. To the extent that you are undertaking such changes based on recent changes in Ohio corporate law, this should be explained.

In your discussion, please clarify the relationship, if any, of the proposed revisions to changes in the provisions of the General Corporation Law of the state of Ohio including the statutory provisions and also all applicable provisions of the Ohio Constitution and reported judicial decisions interpreting these laws.

Securities and Exchange Commission
March 19, 2007

Response:
The Company has not amended its Code of Regulations (“Code”) since April 6, 1981. Since that time, there have been numerous changes in Ohio law that have increased the flexibility of Ohio corporations. In addition, since 1981, there have been significant advances in technology, which have led to greater speed and efficiency in communications, as well as the ability to provide an array of options for conducting shareholder and director meetings. The Ohio Revised Code has been amended to incorporate many of these technological advances.
Further, under our existing Code, the Company is unable to take advantage of the changes that have already been made in the laws and regulations governing the Company and would be severely limited in its ability to take advantage of future changes relating to corporate governance practices currently being proposed for promulgation in the future by the Commission and the New York Stock Exchange. Further, there are several provisions of the existing Code that simply need to be clarified for typographical errors or revised to reflect the practices of the Company that have evolved since 1981.
The Company has amended its disclosure to include an expanded discussion of the reasons for undertaking the modernization initiatives described under subparagraph (a), as set forth in the Company’s Definitive Proxy Statement on Schedule 14A.
2.	Please describe any detriments to the rights of shareholders resulting from any of the proposed revisions to your existing code such as the reduction in the minimum notice period regarding the annual meeting or any special meeting of shareholders.
Response:
None of the proposed changes in Proposal Three materially diminish or negatively impact the existing substantive rights of shareholders, except that, as a practical matter, the notice period regarding shareholder meetings would be reduced from ten days to seven days. We do not believe that this reduction should be deemed to be a material detriment to the rights of shareholders.
3.	Discuss the reasons for the proposal relating to indemnification of officers and directors. To the extent management is aware of any existing circumstances that may result in the advancement of expenses in compliance with the proposal, such matters should be clearly described. If management is unaware of any such existing circumstances, please include a representation to this effect.
Response:
In order for public corporations to attract and retain individuals to serve as officers and directors, it is necessary for public corporations to agree to indemnify those individuals for their actions taken on behalf of the public corporation. Since 1981, various revisions have been made to

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March 19, 2007

Section 1701.13 of the Ohio Revised Code (in 1986 and 1994), expanding the indemnification authority of Ohio corporations.
Further, while the existing Code does not specifically provide for advancement of expenses or indemnification to the fullest extent currently allowed by law, it does not prohibit or otherwise limit such actions and, in fact, specifically states that the right of indemnification set forth in the existing Code is not exclusive of other rights to which an officer or director of the Company may be entitled as a matter of law.
Section 1701.13(E)(5) of the Ohio Revised Code provides that an Ohio corporation is authorized to advance expenses to an officer or director (and with respect to directors, actually requires the advancement of expenses unless otherwise expressly prohibited in a corporation’s articles of incorporation or code of regulations). Therefore, notwithstanding any amendment to the Company’s existing Code, the Company already has the authority to advance expenses to officers and directors under Ohio law.
As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, certain of the Company’s current and former directors and officers have been named as defendants in proceedings alleging violations of federal securities laws and fiduciary duties. In connection with such proceedings, the Board has authorized the Company to advance expenses to these current and former directors and officers, and these current and former directors and officers have executed undertakings that request that the Company advance expenses in connection with such proceedings.
The Board is not proposing these changes to the existing Code relating to the indemnification of officers and directors in response to these proceedings. Further, the Company has amended its disclosure to reflect its reasons for the proposal, as well as the circumstances identified above that have already resulted in the advancement of expenses, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A.
3(a).	In a follow-up telephone call with members of the Staff, the Company was requested to provide further corroborating evidence as to the basis for its belief that it already has the authority to advance expenses to officers and directors under Ohio law, notwithstanding any amendment to the Company’s existing Code.
As noted in the response to comment 3 above, the existing Code does not specifically provide for advancement of expenses or indemnification to the fullest extent currently allowed by law; however, it does not specifically prohibit or otherwise limit such actions and, in fact, specifically states that the right of indemnification set forth in the existing Code is not exclusive of other rights to which an director or officer of the Company may be entitled as a matter of law.
Further, Section 1701.13(E)(5) of the Ohio Revised Code, provides that an Ohio corporation is authorized to advance expenses to an officer or director (and with respect

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March 19, 2007

to Directors, actually requires the advancement of expenses unless otherwise expressly prohibited in a corporation’s articles of incorporation or code of regulations). Therefore, notwithstanding any amendment to the Company’s existing Code, the Company already has the authority to advance expenses to officers and directors under Ohio law.
3(b).	In a follow-up telephone call with members of the Staff, the Company was requested to provide further details quantifying any amounts already advanced to officers and directors in the referenced securities cases, as well as the aggregate amounts that could potentially be advanced in these cases.
As noted in the response to comment 3 above, the Company has already authorized the advancement of expenses to officers and directors in connection with the securities litigation referenced in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. As such, the Company has been receiving and paying bills for legal fees in connection with these cases. The cases themselves have been consolidated into three separate “classes” of securities cases, for securities, derivative and ERISA claims.
With respect to the derivative case, the individual defendants have separate outside counsel from the Company. Accordingly, everything that the Company has paid in the derivative case would be considered an advancement of expenses to the director and officer defendants, collectively. The expenses are not identifiable to specific directors and officers, because the work has been of a general nature on behalf of all the defendants. To date, the Company has paid (advanced) approximately $12,000 on behalf of the individual defendants in the derivative litigation. It is our belief that this amount would not be material to an investor.
In the securities and ERISA cases, the Company’s outside counsel represents both the Company and the various D&O defendants. Both of those cases (as well as the derivative litigation) are at an early stage, and the work done to date on those matters has been on general tasks that benefit all defendants alike. Nothing is identifiable as work undertaken for one or more specific director or officer defendants. The Company has, to date, paid approximately $118,000 on the securities litigation and $150,000 on the ERISA litigation. It is our belief that these amounts should not be deemed an advancement to any of the individual director or officer defendants.
All three sets of cases are at a preliminary stage. They have only recently been consolidated by the court into a single securities, derivative and ERISA case, respectively. The operative consolidated amended complaints are not yet on file. None of the defendants have had to respond to any of the complaints in any of the cases yet. The Company will likely file motions to dismiss the operative complaints in each proceeding, after those complaints are filed. We do not know whether those motions will be granted. We do not know when or whether discovery proceedings will commence, or how long those will last or what the costs of defense will be. As such, at this stage there is no way to effectively quantify the total expenses that could ultimately be incurred by the Company (or advanced to the individual defendants).

Securities and Exchange Commission
March 19, 2007

4.	Provide a materially complete discussion of the circumstances in which the advancement of expenses will be allowed, if the proposal is adopted. In this respect, the phrase “to the fullest extent permitted by law” fails to explain to shareholders the circumstances in which advancement of expenses would be permitted immediately following the adoption of the proposal.
Response:
Under the amended Code, the Company would be authorized to indemnify any officer or director who was a party or was threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he is or was an officer or director of the Company, and irrespective of whether such action is civil, criminal, administrative or investigative in nature (other than an action by or on behalf of the Company). Such indemnification would include all expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement of such claims, that were actually and reasonably incurred by an officer or director in connection with any such action, suit, or proceeding. The officer or director will be presumed to have acted in good faith and in a manner he reasonably believed to be in the best interests of the Company, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful. In order to receive an advancement of expenses, an officer or director would need to provide an undertaking to repay the advanced expenses if it is later determined that his conduct was not in good faith or in the best interests of the Company, or if it is otherwise determined that he was in breach of his duties of good faith, care and loyalty. The officer or director must also agree to cooperate fully with the Company.
The Company has amended its disclosure to reflect the circumstances in which advancement of expenses will be allowed if the proposal is adopted, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A.
5.	Additionally, it appears that in approving the proposal, shareholders would be authorizing the advancement of expenses in accordance with the conditions imposed by any future amendments to state law. Explain to stockholders the interaction of this provision and any future amendments to state law concerning the circumstances in which the advancement of expenses is permissible.
Response:
The amendments would tie the Company’s indemnification ability and obligation to the full extent permitted by Ohio law; therefore, the Company’s ability and obligation to indemnify its directors and officers may increase or decrease should the applicable provisions of Ohio law be modified
The Company has amended its disclosure to reflect this interaction with future amendments to state law, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A.

Securities and Exchange Commission
March 19, 2007

6.	Regarding the notice of shareholder proposals in subparagraph (d) on page 12, please disclose here the period in which a shareholder must provide notice to the company in order to submit a proposal at a meeting or in order to nominate directors for election to the board. Discuss the interaction of this proposed notice provision with the notice requirements imposed by Rule 14a-8(e).
Response:
Pursuant to the amendment set forth in subparagraph (d) on page 12, under the amended Code, a shareholder would be required to submit notice of a proposal or nomination to the Company’s Board not less than 60 nor more than 90 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual meeting (unless the date of the annual meeting is advanced or delayed more then 30 days from the date of the previous year’s annual meeting). This notice period would specifically incorporate the existing shareholder proposal requirements pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 by expressly setting forth the period in which a shareholder must provide notice to the Company in order to submit a proposal for consideration at a meeting or in order to nominate Directors for election to the Board and have such proposal or nomination included in the proxy statement for that meeting.
The Company has amended its disclosure to reflect these notice periods, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A.
7.	For each of the proposals, please include a cross-reference to the section of the Amended and Restated Code of Regulations to which it relates.
Response:
The Company has amended its disclosure to include cross-references to the applicable sections of the Amended and Restated Code of Regulations to which it relates, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A.
* * *
    In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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March 19, 2007

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      If you have any questions regarding these matters, please contact the undersigned at (330) 490-5037.
Very truly yours,
Warren W. Dettinger